Exhibit 11

American Healthways, Inc.
Earnings Per Share Reconciliation
May 31, 2005
(Unaudited)
(In thousands, except earnings per share data)

        The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:

	Three Months Ended May 31,		Nine Months Ended May 31,
	2005	2004	2005	2004
Numerator:
Net income - numerator for basic earnings per share	$ 8,536	$ 7,484	$24,740	$16,765
Effect of dilutive securities	--	--	--	--

Numerator for diluted earnings per share	$ 8,536	$ 7,484	$24,740	$16,765

Denominator:
Shares used for basic earnings per share	33,221	32,442	33,072	32,094
Effect of dilutive stock options outstanding	2,481	2,361	2,431	2,513

Shares used for diluted earnings per share	35,702	34,803	35,503	34,607

Earnings per share:
Basic	$ 0.26	$ 0.23	$ 0.75	$ 0.52

Diluted	$ 0.24	$ 0.22	$ 0.70	$ 0.48